EXHIBIT 11(a)

Lamar Advertising Company and Subsidiaries Earnings Per Share Computation Information

Years ended December 31, 2011, 2010 and 2009

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Net income (loss) applicable to common stock	$8,185,000	$(40,467,000)	$(58,403,000)

Weighted average common shares outstanding	92,851,067	92,261,157	91,730,109
Shares issuable upon exercise of stock options	322,718	—	—
Incremental shares of convertible debt	—	—	—

Weighted average common shares and common equivalents outstanding	93,173,785	92,261,157	91,730,109
Net income (loss) per common share basic and diluted	$0.09	$(0.44)	$(0.64)

The above earnings per share (EPS) calculations are submitted in accordance with Statement of Financial Accounting Standards No. 128. An EPS calculation in accordance with Regulation S-K item 601 (b) (11) is not shown above for the years ended December 31, 2011, 2010 and 2009 because it produces an antidilutive result. The following information is disclosed for purposes of calculating antidilutive EPS for that period.

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Net income (loss) applicable to common stock	$8,185,000	$(40,467,000)	$(58,403,000)
Income impact of assumed conversions	—	49,477	2,295,455

Income (loss) available to common shareholders plus assumed conversion	$8,185,000	$(40,417,523)	$(56,107,545)

Weighted average common shares outstanding	92,851,067	92,261,157	91,730,109
Shares issuable upon exercise of stock options	322,718	412,493	105,985
Incremental shares from convertible debt	—	53,327	2,474,107

Weighted average common shares plus dilutive potential common shares	93,173,785	92,726,977	94,310,201

Net income (loss) per common share	$0.09	$(0.44)	$(0.59)